Exhibit 99.3

Management’s Discussion and Analysis

The following discussion is a review of the financial performance and position of Claude Resources Inc. (“Claude” or the “Company”) for the years ended December 31, 2007 and 2006. This discussion is the responsibility of Management and the information within this Management discussion and analysis is current to March 28, 2008.  The Board of Directors reviewed the disclosure presented herein through the Audit Committee.  The discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes to those statements. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc. is a gold and oil & natural gas producer with shares listed on both the Toronto Stock Exchange and American Stock Exchange. The Company’s main revenue generating assets are the 100% owned Seabee gold project, located in northern Saskatchewan, and working interests in oil & natural gas wells, an associated gas plant and in gathering lines located in Alberta.

The Company’s primary mission is to become a recognized and valued exploration and mining company with a producing asset base and strong balance sheet. It follows three principal strategies to optimize its probability of success:  maximizing the performance of its existing producing assets; aggressive exploration efforts - both advanced and grass roots; and, maintaining financial capacity.

Maximization of Existing Assets

During the year, the Company continued to invest in capital projects and equipment at its Seabee gold properties.  To increase productivity, nearly $10 million was invested on mining equipment and infrastructure at the Seabee project.  During the first quarter of 2007 the expansion of the Seabee mill was completed. The increase in capacity will allow for greater flexibility in mine planning as well as ensure available capacity for additional tonnage from potential gold projects such as Santoy 8 and Porky Lake.

Exploration

Claude’s objective is to fully assess the potential for high grade gold mineralization on the Madsen property with the primary focus on de-watering the Madsen shaft to provide underground access for drilling extensions of the historic high grade number 8 zone plus other zones.  As well, the Company’s 2007 surface drill program included 90 holes totaling 32,800 metres which targeted the Treasure Box, Russett South and Fork zones.

Claude’s gold exploration efforts in the Seabee area continued to focus on satellite deposits within trucking distance of the mill.  The completion of the bulk sample on  Santoy 7 led to the successful transition to commercial production at the start of the fourth quarter.  At Santoy 8, the drill program featured 147 holes totaling 31,700 metres.  The Company is currently completing a 43-101 resource calculation, a critical step in preparation for planned commercial production of Santoy 8 in 2009.

Financial Capacity

The Company intends to build its cash reserves and maintain access to financial markets to ensure continued funding of exploration efforts and expansion of mining projects.

Subsequent to the Balance Sheet date, the Company  announced plans to proceed with a debenture offering for up to $20 million.  Funds will be used to fund exploration programs at the Madsen property (including the dewatering of the Madsen shaft), to address ongoing equipment and infrastructure upgrades at the Seabee properties and for general corporate purposes.

2007 Mining Operations

Seabee Area - Operations

For the year ended December 31, 2007, the Seabee and Santoy mines milled 227,661 tonnes of ore, grading 6.35 grams per tonne, producing 44,323 ounces of gold.  This compares to 253,614 tonnes of ore, grading 6.16 grams per tonne, producing 47,034 ounces of gold in 2006.  Production in the first two quarters of the year was below forecast, averaging only 8,533 ounces per quarter.  As a result of  significant improvement during the last half of the year, 13,629 average ounces per quarter, total year end production came within 10% of our 48,000 ounces forecast.  Production output was below target due to equipment availability issues, stope availability and the geological complexity of the Santoy 7 deposit.

Figure 1: 2007 Quarterly Gold Production Results

	Year To Date 2007			Q1			Q2			Q3			Q4
	Grand Totals
	Combined	Seabee	Santoy	Seabee	Santoy	Total	Seabee	Santoy	Total	Seabee	Santoy	Total	Seabee	Santoy	Total
Tonnes	227,661	196,338	31,323	42,129	4,879	47,008	44,393	5,047	4 9,440	53,047	12,648	65,695	56,769	8,749	65,518
Tonnes / Day	624	538	8 6	4 68	5 4	5 22	4 88	5 5	5 43	5 77	1 37	7 14	617	95	712
Grade	6.35	6.43	5 .84	5 .06	5 .79	5 .13	6 .18	8 .11	6 .38	7 .71	6 .41	7 .46	6.44	3.70	6.08
Milled Ounces	46,446	40,569	5,877	6,847	9 09	7 ,756	8 ,820	1 ,316	1 0,136	13,142	2,608	1 5,750	11,761	1,044	12,805
Recovery	95.4%	95.4%	95.5%	94.1%	94.1%	94.1%	96.4%	96.4%	96.4%	95.8%	95.8%	95.8%	95.0%	95.0%	95.0%
Produced Ounces	44,323	38,709	5,614	6,442	8 55	7 ,297	8 ,501	1 ,268	9 ,769	1 2,592	2,499	1 5,091	11,174	992	12,166

Total mine operating costs increased 19% to $25.3 million from $21.3 million last year.  This result was due to the increase in mining, maintenance, material, and services costs within a very competitive market place for labour. 2007 forecast costs increased by a similiar percentage also as a result of these factors. The Company is investing in new mobile equipment and infrastructure to improve productivity to contain future cost increases.

2007 saw the conversion of portions of the Seabee mine from shrinkage mining to Avoca/Long Hole mining in order to reduce dilution and improve ore recoveries.  On going design changes are being made to improve on the initial designs to control dilution and improve head grade.

Seabee Production and Costs Statistics (2007-2004)

	2007	2006	2005
Tonnes Milled	227,661	253,614	236,427
Head Grade (g/tonne)	6.35	6.16	6.32
Recovery (%)	95.4%	93.6%	92.9%
Gold Produced (oz)(1)	44,323	47,034	44,623
Gold Sold (oz)	40,238	47,410	42,227
Mine Operating Costs (million)	$25.31	$21.30	$18.3
Cash Operating Costs (per oz)	$629	$449	$434

(1)  Includes ounces produced from Santoy 7 and Porky Lake bulk samples.
(2) Includes ounces sold from Santoy 7 and Porky Lake bulk samples.

This year’s underground drill program resulted in proven and probable reserves at the Seabee mine totalling 934,098 tonnes, grading 6.69 grams per tonne or 201,039 ounces.  With the development of Santoy 7 on three separate horizons, the reserves at year end were 114,332 tonnes at 6.74 grams per tonne or 24,766 ounces.  Compared to December 31, 2006, this represents a 51% increase in reserve tonnage and 54% increase in reserve ounces.  The Company’s mineral resources at its Seabee mining area included measured and indicated mineral resources of 59,800 ounces while the inferred mineral resources totalled 491,344 ounces.  The decrease in mineral resources was a result of the conversion of certain resources to the reserve category at Seabee and Santoy 7.

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Person, Philip Ng, P.Eng., Vice President Mining Operations.

Seabee Mineral Reserves and Mineral Resources

Figure 2: Seabee Mining Area Year End Reserves, 2004-2007

Figure 3: Seabee Mining Area Mineral Reserves and Resources, 2007 and 2006

Claude Resources Inc. - 2007 Mineral Reserves and Resources
Proven and Probable Reserves
	December 31, 2007			December 31, 2006
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	934,098	6.69	201,039	692,500	6.59	146,638
Seabee	934,098	6.69	201,039	692,500	6.59	146,638
Santoy 7	114,322	6.74	24,766	-	-	-
Totals	1,048,420	6.70	225,805	692,500	6.59	146,638
Measured and Indicated Mineral Resources
Santoy 7	-	-	-	190,000	8.42	51,400
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West (GAS)	90,000	7.33	21,200	90,000	7.33	21,200
Totals	250,000	7.44	59,800	440,000	7.86	111,200
Inferred Mineral Resources
Seabee	1,020,000	8.09	265,244	1,293,300	8.96	372,600
Santoy 7	10,000	10.00	3,200	10,000	10.00	3,200
Santoy 8	910,000	6.10	178,500	910,000	6.10	178,500
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West (GAS)	130,000	5.00	20,900	130,000	5.00	20,900
Totals	2,140,000	7.14	491,344	2,413,300	7.72	598,700

Environment

In addition to routine activities at the site, Claude made a concerted effort to advance environmental considerations.  An Environmental Audit of Seabee in 2006 led to several initiatives including the formal development of a Hazardous Materials Management Plan, which has increased awareness regarding hazardous goods and has led to the construction of several new storage facilities.  Throughout 2007, quarterly audits were performed by an external consultant, with the goal of further improving the plan, and to make the handling and storage of hazardous materials more environmentally sound. The development of an Environmental Management System was ongoing throughout 2007, and will continue into 2008.

An industrial waste management plan has been initiated that includes a strategy for recycling tires, batteries, used oil and managing the accumulation of scrap metal.

Upgrades continued on the Triangle Lake Tailings Management Facility in the form of dam extensions. Several options were investigated to increase capacity to handle tailings.  In order to maximize capacity of the Tailings Management Facilities in 2007, the water treatment plant was re-commissioned.

Exploration

The Company continued to aggressively pursue its strategy of defining and developing satellite ore bodies within trucking distance of the Seabee mill.  Exploration activities focused on the Santoy 7 and Santoy 8 deposits, with Santoy 7 achieving commercial production in October 2007.   During 2007, 206 holes totaling 38,820 metres were drilled, testing grassroots and/or advanced exploration targets in the Seabee region.

Control of the Madsen mine property was reacquired during the third quarter of 2006 from Goldcorp Canada Ltd., formerly Placer Dome Limited.  Data compilation, shaft dewatering and exploration programs totaling 32,800 metres in 90 holes continued throughout 2007.

Exploration activities were carried out under the direction of Judy Stoeterau, P. Geo., the Qualified Person for Claude Resources.

Madsen

The Madsen mine, having produced in excess of 2.6 million ounces over its 40 year operating history, was the third largest gold producer in the Red Lake camp.  The property comprises over 4,000 hectares (10,000 acres) and includes a fully functional, 700 tonnes per day gold mill, 4,000 foot deep shaft and permitted tailings facility.

In April 2007, an extensive data package was received from Goldcorp.  Data review and compilation was on-going throughout 2007 and will continue into 2008.

In early 2007, a detailed drill program was initiated at the Treasure Box, 2.4 kilometres north of the Madsen mine complex.  Previous drilling by Placer Dome had outlined a moderately steep, north-dipping, quartz-tourmaline sheeted vein system that hosts significant visible gold.  Of the 27 holes, 21 returned 80 intercepts grading from 2.0 to 116.0 grams per tonne, typically over 0.3 metre widths.  In 2007, Claude completed 51 holes totaling 13,300 metres, testing the system to depths in excess of 350 metres.  Results included composite intervals of 16.66 grams per tonne over 1.80 metres, 12.08 grams per tonne over 6.05 metres and 9.06 grams per tonne over 3.55 metres.  The mineralized vein system was intercepted over a strike length of 165 metres, although high-grade intercepts appear to have relatively limited continuity.  Further drilling to test the depth potential of the system is planned for 2008.

Subsequent to the Treasure Box program, drilling prioritized testing the contacts of the main ultramafic  body for the up-plunge expression of high grade Zone 8 mineralization.  This zone was discovered and mined in the 1970’s on the 22nd to 27th level.  It is characterized by quartz veining and flooding associated with tremolite-talc altered mafic/ultramafic rocks and has many similarities to other high grade deposits in the Red Lake area, notably at Goldcorp’s Red Lake Mine Complex.

In the Russett South area, a 22 hole drill program tested 600 metres of the mafic/ultramafic contact.   The program resulted in the discovery of significant gold mineralization, 29.08 grams per tonne over 2.0 metres, that is open at depth and along strike to the south. Six hundred metres south of the Russett South area, the Company drilled 19 holes for 10,600 metres testing the Fork Zone target area.  The program expanded the strike length of mineralization to 270 metres, intercepting mineralization ranging from 2 to 13 grams per tonne over 1.0 metre to 2.0 metre widths.  The results were consistent with those reported by Placer Dome in 2003. Drilling in 2008 continues to expand the strike length of the system and has intercepted significantly higher grades over expanded widths.  Gold mineralization within the Fork Zone comprises sulphidized quartz-veins variably associated with actinolite-biotite-garnet altered basalt in proximity to the ultramafic contact.  Mineralization remains open along strike in both directions and down plunge.

The Company continues to review and compile historic data for the Madsen property. As part of the long term development plans at Madsen, an updated NI 43-101 resource calculation has been initiated and is expected to be completed during the latter half of 2008.

Dewatering of the mine was initiated in July of 2007.  Access to the 16th level, as a platform for resource drilling and deep exploration drilling, is planned for the first quarter of 2009. The 2008 drill program plans to test, from surface, three advanced exploration targets and seven regional and or conceptual targets.

Santoy 8 and 8E

The Santoy 8 and 8E deposits are located approximately 14 kilometres east of the Seabee mine with access via an all-weather road.  Previous drilling of the Santoy 8 and 8E deposits defined an inferred resource of 910,000 tonnes at 8.7 grams per tonne uncut and 6.1 grams per tonne with a top cut of 30 grams per tonne.

In 2007, Claude carried out a drill program of 147 diamond drill holes totaling 31,670 metres in Santoy 8 (23,430 metres in 103 holes) and Santoy 8E (8,240 metres in 44 holes).  The program provided 25-metre infill data to a depth of 250 metres on the deposits as well as testing strike and plunge extensions.  Gold mineralization at Santoy 8 has been extended to a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.

Santoy 8E has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of Santoy 8 and 8E deposits varies from 1.5 metres to 30 metres. Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply to the east and are interpreted to be amenable to bulk mining techniques.

The Company is in the process of producing a revised NI 43-101 resource calculation and completing environmental studies in preparation for planned commercial mining in 2009.

Santoy 7

The Santoy 7 deposit, accessed by all-weather road, is located 3 kilometres northwest of Santoy 8 and 8E and approximately 11 kilometres east of the Seabee mine. During 2007, a definition drill program comprising 52 holes and 4,600 metres was completed.

Gold mineralization is hosted within moderately-dipping to horizontal, stacked, quartz vein systems associated with a dilatant jog in the Santoy shear system.  Mineralization has been intercepted over a strike length of 400 metres, a depth of 150 metres and varies from 1.5 metres to 15 metres in thickness. Bulk sampling of the deposit was initiated during the first quarter and continued through to October when commercial production was attained.  Mining is currently active on three levels at a production rate of approximately 200 tonnes per day.

The successful transition from exploration through bulk sampling to commercial production of Santoy 7 is one step towards the development of four satellite deposits located within trucking distance of the expanded Seabee mill.

Shane

The Shane property is located approximately 5 kilometres east of the Seabee mine along the all-weather road to the Santoy area. Claude has earned a 70% interest in the property with Shane Resources Ltd. holding the remaining 30%.

Gold mineralization is hosted within steeply, west-plunging, quartz-tourmaline-sulphide vein systems.  These mineralized structures have been traced over a strike length of 1,300 metres.  During winter 2007, seven holes for 2,550 metres were completed.   Drill core intercepts from the program included 26.06 grams per tonne over 1.1 metres and 11.42 grams per tonne over 1.0 metre.   To understand the regional structural setting of mineralization, semi-regional (1:2,000) and detailed (1:100) mapping of the mineralized trend was completed during the summer field season.

The Shane property hosts significant, near-surface gold mineralization within 200 metres of the all-weather road.  Further drilling is required to define the extent and tonnage potential of the mineralized systems.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to TSL Laboratory in Saskatoon, Saskatchewan, SGS Laboratories at Red Lake, Ontario, and/or the Seabee minesite lab.  The former two laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric finish. Intercepts are reported as drilled widths and range from 65% to 90% of true widths.  Composite intervals were calculated using a 3.00 grams per tonne cut-off and may include internal dilution.

Oil & Gas

Claude produces crude oil, natural gas and natural gas liquids (ngls) from properties in Alberta and Saskatchewan.

The Company has various non-operated working interests in oil, ngls and natural gas in Alberta. These Alberta properties provide 91% of the total production for oil and ngls and 100% of the production of natural gas. The Nipisi Unit is a 166 well unitized oil field operated by Canadian Natural Resources Ltd. The Edson Gas Unit has 52 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has interests in producing oil and natural gas wells at a number of other Alberta locations.

In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.

Oil and ngls sales volume for 2007 was 64,600 barrels, 3% lower than the 66,600 barrels sold in 2006. Natural gas volume declined 5%, with volume levels decreasing to 588 MMCF in 2007 from 616 MMCF in 2006.

Operating costs increased slightly to $2.4 million in 2007 from $2.3 million in 2006.

Each year the Company has its proven and probable oil, ngls and natural gas reserves evaluated independently.  Crude oil and ngls proved and probable reserves increased by 16% to 1,066,000 barrels at the end of 2007 from 917,000 barrels at the end of 2006.  The results during the year were attributable to increases in petroleum prices realized and improved decline rates.  Natural gas reserves decreased by 7% compared to the prior year, to 7,387 MMCF in 2007 from 7,952 MMCF in 2006.  Decreases in the current year were attributable to normal production declines.

Reserves(1)	2007	2006
Crude oil and NGLs (mbbl)
Proved
Alberta	737	578
Saskatchewan	51	45
	788	623
Probable
Alberta	266	278
Saskatchewan	12	16
	278	294
Total	1,066	917
Natural gas (MMCF)
Proved
Alberta	5,987	6,419
Probable
Alberta	1,400	1,533
Total	7,387	7,952
Barrels of oil equivalent (mboe)(2)
Proved	1,786	1,693
Probable	512	549
Total	2,298	2,242

(1) Reserves at December 31, 2007 reviewed by Sproule Associates Limited using constant prices.
(2) Conversion: 6 mcf = 1 boe

Results of Operations

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).  The Company reports the results of its operations in two reportable industry segments: (1) gold mining and exploration, and (2) oil, natural gas liquids and natural gas production.  A reconciliation of reported net sales is included in Note21 to the financial statements.

Financial

For the year ended December 31, 2007, the Company recorded a net loss of $7.0 million, or $0.08 per share, after a $1.7 million non-cash recovery related to income tax benefits arising from the issue of flow-through shares.  This compares to net earnings of $6.4 million, or $0.09 per share, after a $5.9 million gain realized on the sale of certain portfolio investments and a $2.7 million non-cash recovery related to income tax benefits arising from the issue of flow-through shares for the comparable period in 2006.

The Santoy 7 project was declared in commercial production on October 1, 2007.  Prior to this date, gold sales net of expenditures were not included in earnings but were offset against the carrying value of the asset.

Revenue

Total gross revenue for the year ended December 31, 2007 fell 6% to $39.0 million from $41.4 million reported for the year ended 2006.  Gold operations contributed $29.9 million to revenue, an 8% decline from the $32.5 million reported in 2006.  The decrease was a result of lower gold sales volume (2007 - 40,200 ounces; 2006 - 47,400 ounces) offset by a 9% improvement in Canadian dollar gold prices realized:  2007 - $744 (US $692); 2006 - $685 (US $604).  The lower gold sales volume was attributable mainly to lower tonnes processed during the period largely because of equipment availability issues.

Gross oil, ngls and natural gas revenue for the year ended December 31, 2007 was $9.0 million, a 1% increase from the $8.9 million noted for the year ended December 31, 2006.  During 2007, there were normal production declines in oil, ngls and natural gas.  These declines were offset by an increase in petroleum prices realized.

Oil and ngls sales volume for 2007 was 64,600 barrels, 3% lower than the 66,600 barrels sold in 2006. The average realized price per barrel of oil and ngls in Canadian dollar terms increased 8% to CDN $71.52 (US $66.59) in 2007 from CDN $66.04 (US $58.22) in the prior year.  Natural gas volumes fell 5% to 588 MMCF in 2007 from 616 MMCF in 2006. The average realized price in Canadian dollar terms decreased by 4% to CDN $6.41 (US $5.97) in 2007 from CDN $6.68 (US $5.89) in 2006.

Expenditures

For the year ended December 31, 2007, the Company reported mine operating costs of $25.3 million, a 19% increase from the $21.3 million recorded in 2006.  This increase was largely attributable to the Company experiencing the industry wide challenges of increasing labour and consumable costs.  Total cash cost per ounce increased 48% to US $586 (CDN $629) per ounce this year from US $396 (CDN $449) in 2006.  This result was due to a combination of higher operating costs, lower gold sales volume and a stronger Canadian versus US dollar.  Oil, ngls and natural gas operating costs were relatively unchanged year over year.

Total Cash Costs(1) per Gold Ounce Sold

Years ended	2007	2006
Cash operating costs (CDN $ millions)	$25.3	$21.3
Divided by ounces sold	40,200	47,400
Total cash costs per ounce (CDN$)	$629	$449
CDN $ Exchange Rate	1.0741	1.1342
Total cash costs per ounce (US$)	$586	$396

(1)	For an explanation of the use of non-GAAP performance measures refer to page 18.

Depreciation, Depletion and Accretion

For the year ended December 31, 2007, gold depreciation, depletion and accretion expense reported was $8.3 million, a 17% reduction over the $10.0 million reported in 2006.  This decrease was largely due to the combination of increased reserves and fewer tonnes mined and milled during the period.

The increase, period over period, of depreciation, depletion and accretion of the Company’s oil & natural gas assets was largely due to reserve base changes.

General and Administrative Expense

In 2007, costs increased to $3.6 million from $2.7 million in 2006. This was largely a result of increased labour costs relating to added staff and regulatory compliance costs.

Stock Compensation

Year to date, stock-based compensation was $0.6 million in 2007 compared with $0.5 million in 2006.  The increase is largely due to the higher costs of stock options granted during 2007, as calculated by the Black Scholes option pricing model.

Loss (Gain) on Sale of Assests

During the year, the Company realized a small loss on the sale of certain of its available-for-sale investments.  In 2006, the Company realized a $4.8 million gain on the sale of certain of its available-for-sale investments and a $1.1 million gain on the sale of an exploration property.

Write down of Exploration Properties

The write down of mineral properties of $0.6 million related to reduction in carrying values of certain underground assets at the Madsen mine as well as certain exploration properties in Saskatchewan.

Income Taxes

The income tax recovery of $1.7 million was the estimated non cash income tax benefit arising from the issuance of flow-through shares in 2006 and the subsequent renouncement of those expenditures in 2007.  A similar benefit of $2.7 million was recorded in 2006.

Liquidity & Financial Resources

At December 31, 2007, the Company had working capital of $11.9 million (December 31, 2006 - $8.0 million).  The working capital improvement was the result of increased receivables and inventories, decreases in demand loans offset by increased payables and other current liabilities.

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the winter road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  To fund the preceding  requirements and the continued exploration and dewatering costs expected at the Madsen property, the Company announced plans to proceed with a debenture offering of up to $20 million (subject to regulatory approval) in March 2008. Subsequent to 2008, the Company believes operating cash flows may not be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee properties.  The Company intends to divest of non core assets, the proceeds of which will decrease the need for additional capital to be raised through equity issues.

Investing

Mineral property expenditures during the year were $32.1 million, an $11.6 million increase from 2006. Year to date, expenditures were comprised of the following: Seabee mine development (including a special ventilation project) of $10.6 million (2006 - $8.6 million); exploration costs, focusing on the Madsen and Santoy Lake exploration projects of $11.4 million; and, property, plant and equipment charges of $10.1 million. Property, plant and equipment charges include mining equipment, camp infrastructure, tailings management facility expansion and Madsen dewatering charges.

Pursuant to the sale of a production royalty, the Company received a promissory note in the amount of $25.6 million as part of the Red Mile transaction. The Company received a similar promissory note during 2006 for $35.0 million.  This transaction is detailed in Note 9 to the annual consolidated financial statements.

Oil & natural gas capital expenditures were $0.8 million during 2007, a decrease from the $2.2 million reported during the comparable period of 2006.  This reduction is attributable to decreased drilling and infrastructure spending on both the Nipisi and Edson properties.

In 2007, $0.1 million was deposited towards the Company’s reclamation and decommissioning requirements at the Seabee mine.

Financing

In November 2007, the Company completed a private placement for the issuance of 3,783,784 common shares, issued on a flow-through basis for $1.85 per share, for gross proceeds of $7.0 million.  These proceeds will be used to fund exploration programs primarily at the Madsen property.  Management believes it will have the funding in place to satisfy its exploration requirements until the second quarter of 2008.

In April 2007, the Company completed a financing for the issue of 12,500,000 common shares at a price of $1.60 per share for gross proceeds of $20,000,000.  In addition, an over-allotment option to purchase an additional 1,875,000 common shares at a price of $1.60 for gross proceeds of $3,000,000 was exercised.  This resulted in a total of 14,375,000 common shares issued at a price of $1.60 for total gross proceeds of $23,000,000.  These proceeds were used to fund the aggressive exploration programs at the Madsen and Seabee properties plus development and infrastructure upgrades at Seabee and for general corporate purposes.

Cash received on sale of a production royalty relates primarily to the $25.6 million payment received on the Red Mile transaction.  Interest income earned on the promissory note is sufficient to satisfy the royalty payments under the obligation. The Company sold a similar production royalty at the end of 2006.

Other financing activities during 2007 included the issuance of 122,000 common shares pursuant to the Company’s Employee Share Purchase Plan, the exercise of 270,000 employee stock options and the exercise of 2,174,000 common share purchase warrants for total proceeds of $3.3 million.

During the year the Company repaid $2.0 million of its demand loans outstanding.  The proceeds and repayments on capital lease obligations relate primarily to production equipment.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates.

At December 31, 2007 and 2006, the Company had no outstanding forward gold or foreign exchange contracts.

Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2007 are summarized as follows:

	Payments/Commitments due by period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligation

Demand Loans (including interest)	6,640,000	2,375,000	3,582,000	683,000	-
Capital Lease Obligation	2,530,000	918,000	1,438,000	174,000	-
Office Lease	183,000	122,000	61,000	-	-
Flow-Through Expenditures	6,047,000	6,047,000	-	-	-
Royalty Obligations(1)	141,351,000	5,284,000	11,109,000	11,985,000	112,973,000
	156,751,000	14,746,000	16,190,000	12,842,000	112,973,000

(1)  To repay the Royalty Obligations, funds are available from the Restricted Promissory Notes.

Accounting Estimates

Claude’s significant accounting policies are contained in Note 2 and Note 3 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, gold, petroleum or natural gas prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets.

Valuation of Properties

Claude assesses the carrying values of property, plant and equipment annually or more frequently if warranted by a change in circumstances.  If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are written off against current earnings.  Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves.  A material change in assumptions may significantly impact the potential impairment of these assets.

Asset Retirement Obligations

Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as environmental regulations, including requirements for closure and reclamation. Management judgment and estimates are made when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Shrinkage Stope Platform Costs

The Company utilizes shrinkage stoping and long-hole mining as its primary mining methods to mine the Seabee orebody. Under the shrinkage stoping method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Under the long-hole mining method, costs incurred to access the long-hole stope are inventoried and also valued at the lower of cost and net realizable value.  Both amounts are recorded as shrinkage stope platform costs on the balance sheet. Broken ore from the shrinkage stope is reclassified to inventory once removed from the stope and taken to surface. If actual tonnage and grade vary significantly from estimates or if the price of gold declines, there could be a material impact on the profitability of mining operations.

Future Tax Assets and Liabilities

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period which includes the enactment or substantive enactment date.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.  The valuation of future income taxes is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated recoverable amount.

Business Risk

Claude’s profitability is dependent on several factors: the quantity of gold and oil, ngls and natural gas produced, related commodity prices, operating costs, capital expenditures, exploration levels and environmental regulations.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves. Whether an orebody will continue to be commercially viable depends on a number of factors. These factors include particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and have been highly volatile in the past.

Non-Operator Status of Alberta Oil and Gas Properties

All of Claude’s Alberta oil & natural gas properties are operated by others; as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors inherent in the Company’s oil & natural gas operations are similar to those of its gold operations.

Gold Price Volatility

The economics of developing gold properties is affected by many factors, including cost of operations variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2007, the market price for gold ranged from a low of US $608 to a high of US $841, with an average price of US $695.

Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices may cause the cessation of new mining projects; decrease the amount of capital available for exploration activities; reduce existing reserves by rendering blocks with grades marginally above mine cut-off uneconomic; or cause the write-off of an asset whose value is impaired by the low price of gold.

Foreign Exchange Risk

The price of gold and oil & natural gas is denominated in US dollars and, accordingly, Claude’s revenue from operations are denominated and received in US dollars. As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated changes in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2007, CDN$/US$ exchange rate ranged from a low of $0.9215 to a high of $1.1855, with an average of $1.0750.

Ore Reserves and Ore Grade Estimates

Claude has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level for the recovery of gold or other minerals may not be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Access to Funding

Claude’s plans to continue or expand its exploration and development activities depend in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

If the Company fails to meet its ongoing obligations on a timely basis, it could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, Management estimates that $10.0 million is the minimum exploration expenditure required to fulfill Claude’s intended 2008 exploration programs - primarily at its Madsen project.

As a result of a flow-through share agreement entered into in 2007, the Company is required to expend $7.0 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2008. At December 31, 2007, $6.0 million remains to be incurred.

To fund this year’s aggressive exploration program at the Madsen property (including the dewatering of the Madsen shaft) and address ongoing equipment and infrastructure upgrades at the Seabee properties, the Company has, subsequent to December 31, 2007 and subject to regulatory approval, announced plans to proceed with a debenture offering for up to $20 million.  Subsequent to 2008, management believes operating cash flows may not be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee mine and area.  The Company intends to divest of non core assets, the proceeds of which will decrease the need for additional capital to be raised through the issuance of new equity.

Environmental Risk

In connection with its operations and properties, Claude is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, a trend that is likely to continue in the future, which may necessitate significant capital outlays. It may also materially affect Claude’s results of operations and business, or cause material changes or delays in the Company’s intended activities.

Unfavourable Government Regulatory Changes

Claude is affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control, environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Industry Competition

Claude’s business is intensely competitive. The Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.

If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.

Personnel Risk

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour.  The Company employs full-time and part-time employees, contractors and consultants to assist in executing operations and providing technical guidance.  In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.  Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Flow Through Securities

Under the Canadian Income Tax Act, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

In the event that the Company is unable to expend the funds on qualifying exploration expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.

Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will be able to make the qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  As such, situations may arise where such directors are in a conflict of interest with the Company.  The Company will resolve any actual conflicts of interest if and when the same arise in accordance with governing legislation regarding conflicts of interest.

Extreme and Persistent Weather Conditions

The Seabee operation, certain of the Company’s oil and natural gas properties and the Company’s exploration properties are all located in the northern portions of Saskatchewan, Ontario, Manitoba and Alberta. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Shareholder Dilution

As of December 31, 2007, there were directors, officers, key employees and consultant stock options outstanding to purchase an aggregate of 3,661,667 common shares. These common shares issuable under these options, if fully exercised, would constitute approximately 3.6% of the Company’s resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Title to Company Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all properties are in good standing. For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee property, the Company has examined property search abstracts from Saskatchewan Industry & Resources as well as made inquiries and reviewed lease files from the department. It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Insurance

In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company’s securities.

Outlook

For 2008, the Company will continue to focus on the following:

i)	advancing the Madsen exploration property with a continuation of the shaft dewatering and surface drilling programs;
ii)	continuing Seabee mine exploration and development to increase or sustain reserves and resources;
iii)	investing in capital projects to increase productivity, efficiency and effectiveness of the Seabee mine operations.

Gold production is forecast at 48,000 to 52,000 ounces for 2008 with mine cash operating costs expected to increase to approximately $30 to $31 million.  Capital is expected to remain near current year levels as a result of added investment at Madsen and the continued upgrades at the Seabee mine and area.

Oil, ngls and natural gas revenues are expected to remain at 2007 levels or decline slightly - a result of normal production declines combined with similar petroleum and natural gas pricing.  Operating costs should remain consistent or increase slightly.   Capital expenditures should remain the same as 2007 .

The Company expects that a combination of operating cash flows and the debenture offering announced subsequent to December 31, 2007 will provide sufficient funding for its 2008 planned capital investments.

Key Sensitivities

Earnings from Claude’s gold and oil & natural gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2007 actuals, are as follows:

Gold

For a US $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.3 million, or $0.00 per share.

Oil & Natural Gas

For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.3 million ($0.00 per share). For a US $1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.6 million, or $0.01 per share.  A $0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.

Fourth quarter Results and Selected Financial Information

For the quarter ended December 31, 2007, the Company recorded a net loss of $1.8 million, or $0.02 per share, compared to a $0.4 million loss or $0.01 per share, for the comparable period last year.  For the three months ended December 31, 2007, cash flow from operations, before net changes in non-cash working capital items, was $1.6 million, or $0.02 per share.  For the similar period in 2006, cash flow from operations, before net changes in non-cash working capital items, was $0.5 million, or $0.01 per share.

Total revenue generated for the fourth quarter was $13.4 million, a 41% increase over the $9.5 million reported for the same period in 2006.  The Seabee mine contributed $11.0 million to revenue during the fourth quarter of this year compared to $7.5 million reported for the same period in 2006.  This was due to higher gold sales volume (Q4 2007 - 14,200 ounces; Q4 2006 - 10,700 ounces) and improved Canadian dollar gold prices realized:  Q4 2007 - $776 (US $790); Q4 2006 - $707 (US $620).   The 27% increase in the US dollar price of gold was partially offset by the appreciating Canadian versus US dollar exchange rate.

Oil, ngls and natural gas revenue for the three months ended December 31, 2007 increased to $2.4 million in 2007 from $2.0 million in 2006. Despite production declines, the Company experienced significant improvements in realized prices for oil and ngls (Q4 2007 - CDN $80.00; Q4 2006 - CDN $59.29); however, it experienced a decrease in natural gas prices (Q4 2007 - CDN $6.00; Q4 2006 - CDN $6.51).  Alberta crown and overriding royalties in Q4 2007 were comparable to those incurred in Q4 2006.

For the three months ended December 31, 2007, total mine operating costs increased 53% to $8.7 million from $5.7 million for the same period last year.  The increase was due to increases in repairs and maintenance and labour costs. These operating costs and lower gold sales volume resulted in a 33% increase in US dollar cash operating cost per ounce:  Q4 2007 - US $621 (CDN $610); Q4 2006 - US $468 (CDN $533).  Oil, ngls and natural gas operating costs were relatively unchanged period over period.

During the fourth quarter of 2007, depreciation, depletion and accretion of the Company’s gold assets of $2.3 million was relatively unchanged from the comparable period in 2006.  This was due to a combination of a larger asset base offset by increased reserves. Depreciation, depletion and accretion of oil & natural gas assets was relatively unchanged period over period.

For the fourth quarter of 2007, general and administrative costs were 13% higher, increasing to $0.9 million this period from $0.8 million in 2006.

The write down of mineral properties of $0.6 million related to a reduction in carrying values of certain underground assets at the Madsen mine as well as certain exploration properties in Saskatchewan.

Quarterly Information
	December 31		September 30		June 30		March 31
Unaudited ($ millions)	2007	2006	2007	2006	2007	2006	2007	2006
Gold sales	11.0	7.5	8.2	7.7	5.0	8.9	5.7	8.4
Oil and gas sales	2.4	2.0	2.1	2.3	2.3	1.9	2.2	2.8
Net earnings (loss)	(1.8)	(0.4)	(1.8)	-	(3.4)	2.4	-	4.4
Net earning (loss) per share(1)	(0.02)	(0.01)	(0.02)	-	(0.04)	0.03	(0.00)	0.06
Average realized gold price (US$)	790	620	689	627	633	621	653	556
Ounces sold(2)	14,200	10,700	11,400	11,000	7,100	12,700	7,500	13,000
Tonnes milled(3)	65,500	66,900	65,700	59,400	49,400	65,500	47,000	61,800
Ounces produced(3)	12,200	10,900	15,100	11,100	9,800	12,900	7,300	12,100
Grade processed (gpt)	6.08	5.44	7.46	6.14	6.38	6.52	5.13	6.58
Cash cost per ounce(4) (US$oz)	621	468	566	417	661	362	539	353
CDN$/US$ Exchange	0.9818	1.1393	1.0448	1.1212	1.0984	1.1224	1.1714	1.1545

 (1) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)  Excludes ounces sold from Santoy 7 and Porky Lake bulk samples.
(3)  Includes ounces produced and tonnes milled from Santoy 7 and Porky Lake bulk samples.
(4)  For an explanation of non-GAAP performance measures refer to "Non-GAAP Performance Measures" on page 18.

The financial results for the last eight quarters reflect the following general trends: improving gold sales over the latter half of 2007; improvement in average realized gold prices partially offset by the strengthening Canadian dollar; relatively constant gold production notwithstanding the poor first half of 2007; improving oil and gas sales - a combination of higher realized petroleum prices offset by normal production declines; and increasing cash cost per ounce - a result of increased mine operating costs and lower gold sales volume (primarily during the first half of 2007).

	Dec 31/07	Dec 31/06

Gross revenues	38,951	41,388
Nets earnings (loss)	(6,967)	6,422
Net earnings (loss) per share, basic and diluted	(0.08)	0.09
Total assets(1)	199,434	145,717
Total long-term liabilities(2)	94,889	64,318

(1)    Includes $81.6 million in restricted promissory notes.
(2)   Includes $82.8 million in royalty obligation, funded by the promissory notes receivable.

Balance Sheet

The Company’s total assets were $199.4 million at December 31, 2007, compared to $145.7 million at year-end 2006.  The $53.7 million increase was comprised largely of the following:  $25.6 million Restricted Promissory Note representing proceeds received from the sale of a production royalty - the interest earned on the note is sufficient to pay the royalty obligation; $23.9 million in Mineral Properties largely comprised of development and property, plant and equipment costs at the Seabee mine as well as exploration and mine dewatering costs at the Madsen property; and, $4.9 million Accounts Receivable (including interest receivable on restricted promissory notes), largely attributable to interest income receivable on the outstanding promissory notes and, offsetting these, a $2.7 million decrease in cash and cash equivalents.

Total liabilities were $111.3 million at December 31, 2007, compared to $80.1 million at December 31, 2006.  The $31.2 million increase was comprised largely of the following: $26.3 million Royalty Obligations representing the royalty sold on Seabee production (interest earned on the Company’s restricted promissory notes - discussed above - will be sufficient to fund the expected royalty payments over the remaining years of the royalty obligation agreements); $2.8 million Deferred Revenue (current portion included) representing indemnity fees and interest income to be recognized in income over the life of the royalty agreement; and, $1.7 million Obligations under Capital Leases (current portion included) representing amounts borrowed during the year, primarily to acquire production equipment at the Seabee properties.

Shareholders’ equity increased by $22.5 million to $88.1 million at the end of 2007, from $65.6 million at December 31, 2006. The increase is largely attributable to an increase in share capital of $29.6 million, due primarily to equity issues and  warrant exercises offset by the net loss of $7.0 million.

Outstanding Share Data

At March 28, 2008, there were 97,112,030 common shares outstanding. In addition, there were 3.7 million directors, officers, key employees and consultant stock options outstanding, with exercise prices ranging from $0.53 to $2.10 per share.

Disclosure Controls & Procedures and internal controls over financial reporting

As of December 31, 2007, we evaluated our disclosure controls and procedures as defined in the rules issued by the US Securities and Exchange Commission and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No significant changes were made in our internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes In Accounting Policies/Recent Accounting Pronouncements

Refer to Note 3 to the consolidated financial statements for information pertaining to accounting changes effective in 2007 and for information on issued accounting pronouncements that will be effective in future years.

Non-Gaap Performance Measures

The Company reports its cash operating costs on a per-ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of gold operations. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Caution Regarding Forward-Looking Information

This Management’s Discussion & Analysis contains “forward-looking statements” that are based on Claude Resources Inc.’s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as “outlook”, “anticipate”, “project”, “forecast”, “target”, “believe”, “estimate”, “expect”, “intent”, “should”, “could” and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to: exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.

A discussion of these and other factors that may affect Claude’s actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

This list is not exhaustive of the factors that may affect Claude’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

Additional Information

Additional information related to the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on www.clauderesources.com.